FORM F-2
                              Annual Report of Bank
                               Under Section 13 of
                       The Securities Exchange Act of 1934


                   For the Fiscal Year Ended December 31, 1995
                            FDIC Certificate # 32995



                              Granville United Bank
                  (Exact name of bank as specified in Charter)

                              109 Hillsboro Street
                          Oxford, North Carolina 27565
                    (Address of Principal Executive Offices)



                  56-1634690                             (919) 693-9000
(I.R.S. Employer Identification No.)                (Bank's Telephone No.)




          SECURITIES REGISTERED PURSUANT TO SECTION 12 (g) OF THE ACT:

                           Common Stock, $5 par value
                                (Title of Class)


                           430,000 Shares Outstanding



Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

                                    YES X       NO

Item 1                            BUSINESS


         Granville United Bank began business on July 5, 1990, in Oxford, Granville County, North Carolina, with one location. The Bank was chartered as a state, non-member Bank and 330,000 shares of stock were sold to 1,106 different shareholders. Opening capital was $3,389,222.91 with only one class of stock.

         The Bank was started for the purpose of serving the local needs of consumers, farmers, professional and small to medium-sized businesses and to establish a personal banking climate within the community for its customers. Building and branch expansion were expected to expand dictated by the growth and demand of Bank business.

         The Bank's deposit base is fairly diverse with over 7,000 separate accounts. The number of accounts almost doubled from December 31, 1994 due to the acquisition of banks in February, 1995. There is no reliance on any one account; therefore, the loss of deposits of any one depositor would have no material adverse effect on the business of the Bank.

         The most recent spread of the Bank's loan portfolio shows 21% of loans are classified as consumer loans, 70% as real estate, and 8% as commercial. Real estate financing is contributing to the stability of the loan portfolio and is a service which must be offered to attract customers in a rural-oriented community.


Competition

         The Bank's market area generally consists of the communities in and about Granville County, Vance County, Person County, Durham County and the northern portion of Wake County and southside Virginia. These areas have an approximate population of 75 to 100 thousand residents. The Bank's trading area has been favorably influenced by growth in the Research Triangle Park area.

         At present, there are four commercial banks with representation in Oxford. Three of these four banks number among the ten largest headquarters outside Granville County. There is also a state-chartered, membership-owned credit union in Oxford. Granville United Bank offers extended banking hours by serving its customer on Saturdays from 9 a.m. to 12:00 noon.

         The Bank offers many services which are available at most banks with the major ones being consumer, farm production, and real estate loans, and a full range of deposit services. The Bank does not have a trust department but is able to meet the customer needs through one of our correspondent Banks who offers trust services.

         The Bank has no patents, trademarks, licenses, franchises or concessions in its operations. There have been no major material costs incurred relating to the development of new services, products, or relating to the improvement of existing services, however, there were some expenses incurred during 1995 relating to the Bank's acquisition of Southern National Bank's Creedmoor, North Carolina, facility and deposits and of the Branch Banking & Trust, Butner, North Carolina deposits.

         Presently the Bank has 22 full time employees and 4 part-time employees. This level should remain constant during 1996. With Oxford and Granville County being a small community area, it is impractical for a community bank to try to compete based on location. Management has chosen to hire qualified, experienced individuals with banking backgrounds to run the Bank. Essentially, the Bank competes with the experience of our people versus convenience.

         The nature of the Bank's business is relatively constant, and with the exception of farm production loans, which impact the loan portfolio during harvesting seasons, our business is generally not seasonal.


         The Bank ended its fifth full year of operation on December 31, 1995. During this period, the Bank reported operating income of $469,386 as compared to $341,297 from 1994, an increase of 37.5%.


Item 2                          PROPERTIES

Oxford

Main Office - The Bank's main office is located at 109 Hillsboro Street and occupies approximately 3,600 square feet which is currently under a five-year lease with option for future terms if needed.

Linden Avenue - The Bank purchased a lot on Linden Avenue in 1991. A limited service facility was opened on the lot in March of 1994 which consists of a building with approximately 1,300 square feet.

Creedmoor - The Bank acquired the Southern National Bank branch building located at 608 N. Main Street, Creedmoor, NC in the acquisition in February, 1995. A full-service branch was opened on February 20, 1995 which consists of a building with approximately 2,400 square feet.


Item 3                      LEGAL PROCEEDINGS

See Note 12, Commitments and Contingencies, attached to Financial Statements, page 16 (Exhibit A).

Item 4                  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

                                OWNERS AND MANAGEMENT

See pages 3-4 of the attached Proxy Statement (Exhibit B).


Item 5                 MARKET FOR THE BANK'S COMMON STOCK AND

                           RELATED SECURITY HOLDER MATTERS

         Trading in the Bank's stock has not been extensive and such trades cannot be construed as amounting to a trading market. The Bank's stock is not listed on any exchange. Therefore, the only knowledge the Bank has of any trades has been at $15.00 per share.

         Granville United Bank's ability to declare and pay dividends depends upon, among other things, restrictions imposed by the reserve and capital requirements of North Carolina law, the Bank's income and fiscal condition, tax considerations and general business conditions; subject to such restrictions. Dividends may be declared only at the discretion of the Board of Directors. The Board of Directors voted an approved in December, 1995 not to issue dividend payments in 1995. The Bank currently plans to retain substantially all of its earnings for the next three to five years so as to maintain a strong capital position.


         The Bank's transfer agent is First Citizens Bank and Trust located in Raleigh, North Carolina.

         There are approximately 1,127 shareholders of the Bank's 430,000 shares of stock.

Item 6                              SELECTED FINANCIAL DATA



TABLE OF FINANCIAL DATA


                                                          1995            1994         1993            1992           1991


Net Interest Income                                  $ 1,791,579    $ 1,285,018    $ 1,243,837    $ 1,045,811    $   627,957

Other Operating Income                               $   441,934    $   197,777    $   136,857    $   116,468    $   244,397

Provision for loan and
         loan losses                                 $   152,500    $    32,020    $    78,000    $    63,500    $    58,000

Income (Loss) from
  continued operations                               $   469,386    $   341,297    $   355,985    $   182,435    $    64,715

Income (Loss) from continued
  operations per common stock share                  $      1.12    $      1.03    $      1.08    $       .55    $       .20

Total Assets                                         $59,410,202    $38,461,959    $35,531,769    $32,316,802    $31,538,625

Long-term Obligations                                       None           None           None           None           None

Redeemable Preferred Stock                                  None           None           None           None           None

Cash Dividends declared per
  common share                                        $     0.00    $      0.00    $      0.00            N/A            N/A



Note 1 -  Income after taxes
Note 2 - In accordance with various banking regulations, the Bank could not pay dividends to the shareholders during its first three years of operation.


         Granville United Bank has no subsidiaries. At this time, the Bank has no debt securities.

Item 7             MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS




                              GRANVILLE UNITED BANK

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATION


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         The purpose of this discussion and analysis is to focus on the significant changes in the financial condition and results of operations of Granville United Bank during the past five years. The discussion and analysis is intended to supplement the accompanying financial statements and selected financial data presented in this report.
                                   HIGHLIGHTS

         Granville United Bank experienced a year of significant challenges and progress in 1995. The agreements that Granville United Bank had entered into with Southern National Bank and Branch Banking & Trust in September of 1994 to acquire the deposit base of branches located in Creedmoor and Butner, North Carolina were completed in February of 1995. The acquisition price of $900,000 included approximately $17,100,000 in deposits, $1,007,000 in loans and approximately $350,000 in fixed assets. This acquisition has placed the bank in a positive position for growth in its trade area.

         Total assets and deposits reached $59,410,202 and $52,579,862 respectively. Assets increased by 54% and deposits also increased by 54% over 1994. Earnings for the year amounted to $469,386 compared to $341,297 in 1994 which represents a 38% increase. Loans increased by $5,775,433 over 1994 representing an increase of 35% from the close of 1994.

         The value of the acquisition and movement into the southern part of Granville County is reflected in the assets and earnings of Granville United Bank in 1995. With the tremendous growth shown in Northern Durham and Wake Counties, the Bank's new location in Southern Granville will have a key impact on the Bank's future loans and deposits.

                                EARNINGS ANALYSIS
Net Interest Income

         Net interest income, the principal source of the Bank's earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the total interest costs of the funds (primarily deposits) obtained to carry them. The volume, rate and mix of both earning assets and related funding sources determine net interest income. The Bank's asset and liability management strategy is designed to maximize income by actively managing major components of the balance sheet, while providing adequate liquidity and maintaining asset quality. Net interest income for 1995 and 1994 is detailed in Table 1. An analysis of the change in the components of net interest income is presented in Table 2. All interest income and expense items are presented on the basis of actual income and expense.

         For 1995, the Bank's net interest income was $1,791,579 up 39% from the $1,285,018 for 1994. Interest income totaled $3,913,466 in 1995, a 53% increase from the $2,556,869 for 1994. A 43% expansion in average earning assets, concentrated primarily in the loan portfolio and investment security portfolio, accounted for substantially all of the increase. Total interest expense for 1995 amounted to $2,121,887. Average interest-bearing liabilities increased 43% in volume.

         The Bank's net yield on interest earning assets was 3.55% for 1995, down 10 basis points from the 1994 net yield of 3.65%. Because the Bank operates in a highly competitive market, its cost of funds is influenced by competition as well as financial market conditions.

Table 1
Net Interest Income and Average Balances


                                                                     1995                                        1994
                                                                   Interest                                    Interest
                                                    Average         Income/        Yield/         Average       Income/      Yield/
                                                    Balance         Expense         Cost          Balance       Expense       Cost

Interest earning assets:

Taxable investment securities and
time deposits with other financial
institutions                                      $  29,701        $ 1,914          6.44%       $  19,920      $ 1,202        6.03%
Federal funds sold                                    1,474             88          5.97%           1,128           43        3.81%
Loans, net                                           19,257          1,911          9.92%          14,133        1,312        9.28%
                                                    -------          -----                        -------        -----

 Total interest-earning assets                       50,432          3,913                         35,181        2,557
                                                    -------          -----                        -------        -----
 Yield on average interest-earning
 assets                                                                             7.76%                                     7.27%

Noninterest-earning assets:
     Cash and due from banks                          1,623                                         1,490
     Premises and equipment                             642                                           354
     Interest receivable and other                    1,345                                           590
                                                    -------                                       -------

Total noninterest-bearing assets                      3,610                                         2,434
                                                    -------                                       -------

Total assets                                      $  54,042                                     $  37,615
                                                    =======                                       =======

Interest-bearing liabilities:
     Demand Deposits                              $   6,807        $   231          3.39%       $   4,361      $   155        3.55%
     Savings Deposits                                11,428            433          3.79%          15,525          619        3.99%
     Time Deposits                                   26,509          1,457          5.50%          11,412          497        4.36%
     Short-term debt                                      0              0             0%              10            1       10.00%
                                                    -------          -----                        -------        -----

Total interest-bearing liabilities                   44,744          2,121                         31,308        1,272
                                                    -------          -----                        -------        -----
Cost on average interest-bearing
   liabilities                                                                      4.74%                                     4.06%

Non-interest bearing liabilities
     Demand Deposit                                   3,442                                         2,071
     Interest payable and other                         274                                           162
                                                    -------                                       -------

Total non-interest bearing liabilities                3,716                                         2,233
                                                    -------                                       -------

Total liabilities                                    48,460                                        33,541


Stockholders' equity                                  5,582                                         4,074
                                                    -------                                       -------
     Total liability and stockholders'
     equity                                       $  54,042                                     $  37,615
                                                    =======                                       =======

Net interest income                                                $ 1,792                                     $ 1,285
                                                                     =====                                       =====
Net yield on interest-earning assets                                                3.55%                                     3.65%





TABLE 2
Rate/Volume Variance Analysis


                                                                                1995 Compared to 1994
                                                                          Interest
                                                                        Income/Expense   Variance Attributable to
                                                                           Variance         Rate      Volume
                                                                                       (Thousands)


                       Interest-earning assets:
                            Taxable investment securities and time deposits
                             with other financial institutions                $   712    $   625    $    87
                            Federal Funds sold                                     45         16         29
                            Loans                                                 599        504         95
                                                                              -------    -------    -------
                                Total                                           1,356      1,145        211
                                                                              -------    -------    -------



                       Interest-bearing liabilities:
                            Demand deposits                                        76         83         (7)
                            Savings deposits                                     (186)      (156)       (30)
                       Time deposits                                              960        802        158
                       Short-term debt                                             (1)        (1)      --
                                                                              -------    -------    -------
                                Total                                             849        728        121
                                                                              -------    -------    -------
                       Net interest income                                    $   507    $   417    $    90
                                                                              =======    =======    =======



Allowance for Loan Losses

         The $282,424 allowance for loan losses in 1995 increased by $52,016 over the $230,408 allowance in 1994. The increase in the allowance was due to loan growth. Additional information concerning the allowance for loan losses is contained in Table 3.


Noninterest Income and Expense

         Total noninterest income increased to $441,934 in 1995. Service charges on deposit accounts increased to $190,538 in 1995 from $126,930 in 1994. This increase was the result of a significant increase in the number of active deposit accounts in 1995. The sale of securities was needed for liquidity purposes and for the funding of loan growth. Security sales resulted in a net gain of $190,611.

TABLE 3
Loans




                               Analysis of Loans


                                             1995                    1994
                                             ----                    ----

Commercial                           $      598,174          $      570,585
Real Estate
     Construction                         1,086,559                 521,147
     Residential, 1-4 families            9,374,964               7,856,521
Farmland                                  1,415,304               1,318,622
Nonfarm, Nonresidential                   3,702,580               1,912,759
Installment                               1,260,293                 904,687
Other                                     4,644,820               3,222,940
                                     ---------------         --------------

         Total                       $   22,082,694          $   16,307,261
                                     ===============         ==============




           Analysis of Certain Loan Maturities at December 31, 1995


                                                               Real Estate-
                                                               Construction
                                                                 and Land
                                            Commercial          Development      Total

Due within one year                          $  524,174   $   1,064,042     $   1,588,216

Due after one year through five years
     Fixed rate                                  47,614          22,517            70,131
     Variable rate                               26,386               0            26,386
                                               --------       ---------        ----------

         Total                                   74,000          22,517            96,517
                                               --------       ---------        ----------

         Total                               $  598,174     $ 1,086,559      $  1,684,733
                                               --------       ---------        ----------


TABLE 3
Continued

                     Reserve for Loan Loss and Problem Loans
                       Analysis of Reserve for Loan Losses

                                                               1995        1994
                                                               ----        ----
                                                                  (Thousands)

Balance Beginning                                            $  230      $  190
                                                               ----        ----

Deduct charge offs:
     Commercial, financial and agricultural                      93           5
     Real Estate, construction and land development               0           0
     Real estate, mortgage                                        0           0
     Installment loan to individuals                             14          15
     Other                                                        2           0
                                                               ----        ----
         Total and net charge-offs                              109          20

Addition charged to operations                                  153          32

Recoveries                                                        8          28
                                                               ----        ----

Balance, ending                                          $      282     $   230
                                                           =========    ========

Ratio of net charge offs during the period to average           .57%        .14%
                                                                ====       ====
  loans outstanding during the period

                     Allocation of the Reserve for Loan Loss



                                                      1995        Percent        1994        Percent
                                                                Loans in each             Loans in each
                                                                 Category                   Category
                                                     Amount     Total Loans      Amount    Total Loans

                                                                (Thousands)

Balance at the end or period applicable to
Commercial, financial and agricultural               $ 43         15.25%        $ 41          17.83%
Real estate, construction and land development         14          4.96%          53          23.04%
Real estate, mortgage                                 186         65.96%         111          48.26%
Installment loans to individuals                       18          6.38%          13           5.65%
Other                                                  21          7.45%          12           5.22%
                                                     ----        ------         ----         ------

         Total                                       $282        100.00%        $230         100.00%
                                                     ----        ------         ----         ------

         Analysis of Nonperforming Assets at December 31, 1995 and 1994

Nonperforming assets are detailed as follows:
                                                         1995          1994
                                                         ----          ----

Nonaccrual Loans                                      $  3,680      $ 177,124
Loans contractually past due 90 or more
  days as to principal or interest                     105,700         47,873
                                                       -------         ------

         Total                                       $ 109,380      $ 224,997
                                                       =======        =======

TABLE  4
Investment Securities and Time Deposits


                         Book Value at December 31, 1995
                                       Due


                                                      In one     After One      After Five                            Average
                                                      Year     Year Through    Years Through               Market    Maturity
                                                     or Less    Five Years       Ten Years       Total      Value    in Years


                                                                                (Thousands)

Investment Securities:
         U.S. Treasury                             $ 3,507      $     11,575  $      -        $ 15,082   $  15,497      2.10
         U.S. Government Agencies                    5,785             9,353          499       15,636      15,723      2.30
         Certificates of Deposit                       200               200         -             400         421      1.10
         Other Investments                             499             1,030          254        1,783       1,821      1.60
                                                     -----        ----------    ---------        -----     -------      ----

                  Total                          $   9,991      $     22,158   $      753     $ 32,901   $  33,462      2.20
                                                   =======          ========         ====      =======     =======      ====



Weighted Average yields:
         U.S. Treasury                                5.87%           6.84%             -        6.69%
         U.S. Government Agencies                     5.77%           6.00%          8.93%       5.97%
         Certificates of Deposit                      8.05%           9.04%             -        8.55%
         Other Investments                            8.44%           5.77%          9.00%       7.20%

                  Consolidated                        6.03%           6.47%          8.95%       6.40%



                                                         December 31, 1994


                                                     Book             Market
                                                     Value             Value

                                                            (Thousands)

Investment Securities:
         U.S. Treasuries                     $        7,986     $          7,706
         U.S. Government Agencies                     9,190                8,872
         Certificates of Deposit                        892                  909
         Other Investments                            1,685                1,653
                                               ------------       --------------

                  Total                      $       19,753     $         19,140
                                               ============       ==============



Investments and Federal Funds

         Investments, including time deposits with other financial institutions, and Federal Funds sold at the end of 1995 totaled $33,402 million and $.315 million respectively.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATION
                                    Continued


Loans

         The loan portfolio constitutes the Bank's largest earning asset. Net loans grew by $5,723,417 in 1995 to $21,800,270 from $16,076,853 in 1994, representing an increase of 36%. Table 3 presents a detailed analysis of loans at December 31, 1995 and 1994, and selected loan maturities at December 31, 1995.

         With increasing interest rates experienced in 1995, the rate earned on average net loans increased to 9.92%, 64 basis points above the 1994 yield of 9.28%. With the yield increasing, the expanded volume of loans raised interest and fees on loans to $1,910,741 for 1995, up 46% from the amount earned in 1994.


Asset Quality

         The Bank strives to maintain a diverse loan portfolio in which there are no industry concentrations. The only significant concentration is confined to real estate which are usually amortized for 15 years with a balloon payment in five years and which is presented as a separate item in Table 3. This component of the portfolio, comprises about 50% of loans at December 31, 1995.

         Net charge-offs were $108,667 or .50% of loans for 1995 compared to $20,192 or .13% of loans for 1994. On December 31, 1995, the allowance for loan losses was 1.30% of net loans, compared to 1.43% one year earlier.

         The adequacy of the allowance for loan losses is monitored by management through an internal loan review process. Among the factors that affect the level of the allowance are loan growth, projected net charge-offs, the amount of nonperforming and past due loans, and current and anticipated economic conditions.




TABLE 5
Large Time Deposit Maturities


Analysis of time deposits of $100,000 or more at December 31, 1995 and 1994:
(in thousands)

                                                         1995            1994
                                                         ----            ----
  Remaining maturity of three months or less          $   2,733      $   1,083
  Remaining maturity over three through six months        1,177            302
  Remaining maturity six through 12 months                3,378          2,171
  Remaining maturity over 12 months                         633            432
                                                        -------        -------
         Total time deposits of $100,000 or more      $   7,921      $   3,988
                                                        -------        -------

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATION
                                    Continued



Deposits

         At the close of 1995, total deposits were $52.6 million, an increase of 54% over the close of 1994. Interest-bearing demand deposits increased $2,886 thousand or 129% over 1994. Savings deposits decreased $1,636 million or 8.37% over 1994. Time deposits increased by $17,116 million or 138%. The increase in time deposits is primarily due to more conservative pricing of savings accounts and movement of savings money into time deposit accounts.

Short-Term Debt

         As of the end of December 31, 1995, Granville United Bank had no short-term debt created through repurchase agreements.

Capital

         The Bank's primary source of new capital funds is through its retained earnings. Management feels the Bank has other funding sources if needed, including the ability to issue additional common stock or debt. The adequacy of capital is reviewed regularly, in light of current plans and economic conditions, to ensure that sufficient capital is available for current and future needs to minimize the Bank's cost of capital and to assure compliance with regulatory requirements. Additional information regarding regulatory requirements may be found in footnote 13 to the financial statements.

         Recognizing the need to retain sufficient capital to support future growth which management feels will ultimately provide shareholders a better return on their investment, the Bank currently plans to retain substantially all of its earnings for the next three to five years. As the Bank continues to mature, an appropriate dividend to earnings ratio will be determined.

         At December 31, 1995, the Bank had 430,000 shares of common stock outstanding which was held by approximately 1,150 shareholders.

         In February of 1995 the bank issued an additional 100,000 shares of common stock at $13.00 per share for $1,300,000. This was so that the bank could maintain sufficient capital to assets for the acquisition previously discussed in the Highlights section of the Management's Discussion.

                         Asset and Liability Management

         The largest component of the Bank's earnings is net interest income, which can fluctuate widely when significant interest rate movements occur. Management is responsible for minimizing the Bank's exposure to interest rate risk and assuring an adequate level of liquidity. This is accomplished by developing objectives, goals and strategies designed to enhance profitability and performance.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATION
                                    Continued



         Rate-sensitivity management limits interest rate risk by controlling the mix and maturity of assets and liabilities. Management regularly reviews the Bank's sensitivity position and evaluates alternative sources and uses of funds as well as changes in external factors. Various methods are used to achieve and maintain the desired rate-sensitivity position, including the sale or purchase of assets and product pricing.

         In order to ensure that sufficient funds are available for loan growth and deposit withdrawals, as well as to provide for general needs, the Bank must maintain an adequate level of liquidity. Both assets and liabilities provide sources of liquidity. Asset liquidity comes from the Bank's ability to convert short and long-term investments into cash and from the maturity and repayment of loans and investment securities. Liability liquidity is provided by the company's ability to attract deposits. The primary source of liability liquidity is the Bank's customer base which provides core deposit growth. The overall liquidity position of the Bank is closely monitored and evaluated regularly.
Management believes the Bank's liquidity sources at December 31, 1995, are adequate to meet its operating needs.

                            Effect of Changing Prices

         The results of operations and financial conditions presented in this report are based on historical cost information, and are unadjusted for the effects of inflation.

         Since the assets and liabilities of banks are primarily monetary in nature (payable in fixed, determinable amounts) the performance of the Bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

         While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, increases in the price of goods and services generally will result in increased operating expenses.

         Inflation has not been a significant factor in the Bank's operations to date as the inflation rate has been moderate since its inception.



TABLE 6


Key Financial Ratios*


                                                1995          1994
                                                ----          ----

Return on assets                                 .87%         .91%

Return on equity                                8.41%         8.38%

Equity to assets                               10.33%         10.83%

*Ratios are computed on average balances

Item 8            FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


         See Exhibits A - 1995 Financial Statements and Notes to Financial Statements (pages 2 through 18).



Item 9           DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK


         See Exhibit B - Proxy Statement (pages 3 through 4).



Item 10          MANAGEMENT REMUNERATION AND TRANSACTIONS

         See Exhibit B - Proxy Statement (page 6 through 7).



Item 11         EXHIBITS, FINANCIAL SCHEDULES AND REPORTS

         Exhibit A - 1995 Financial Statements

         Exhibit B - 1995 Proxy Statements



Reports on Form F-3

         No reports on form F-3 were filed during the last quarter of 1995. Other reports that have been filed on form F-3 can be found at the Regulatory and Disclosure Section of the FDIC.


By-Laws and Articles of Incorporation

         The By-Laws were originally filed on April 29, 1991 as Exhibit D with form F-1. Addendum I to the By-Laws was passed by the Board of Directors on June 10, 1993 and filed with the December 31, 1993 form F-2. These items can be found at the Regulatory and Disclosure Section of the FDIC. No further addendums have been made.

         The Articles of Incorporation were last filed with the December 31, 1993 form F-2 and can be found at the Regulatory and Disclosure Section of the FDIC.

         Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


GRANVILLE UNITED BANK


By:      /s/ Billy N. Quick Sr.                                       3/14/96
         Billy N. Quick, Sr., President and CEO                        Date
         Director

By:      /s/ J.C. Hamme                                               3/14/96
         Director                                                      Date

By:      /s/ Nancy W. Darden                                          3/14/96
         Director                                                      Date

By:      /s/ Harold L. Sherman                                        3/14/96
         Director                                                      Date

By:      /s/ Ronnie S. Elliott                                        3/14/96
         Director                                                      Date

By:      /s/ Johnsie C. Cunningham                                    3/14/96
         Director                                                      Date

By:      /s/ William L. Hopper                                        3/14/96
         Director                                                      Date

By:      /s/ Joseph K. Bryan Jr.                                      3/14/96
         Director                                                      Date

By:
         Director                                                      Date

By:
         Director                                                      Date

                                   EXHIBIT A




                             GRANVILLE UNITED BANK

                              FINANCIAL STATEMENTS


                              for the years ended
                       December 31, 1995, 1994, and 1993

(Langdon & Company Logo)                       223 Highway 70
Certified Public Accountants                   East Pointe, Suite 100
                                               Post Office Box 1309
                                               Garner, North Carolina 27529
                                               (919) 662-1001-FAX (919) 662-1002

                        REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
Granville United Bank
Oxford, North Carolina

We have audited the accompanying balance sheets of Granville United Bank as of December 31, 1995 and 1994, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted out audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1995 and 1994 financial statements referred to above present fairly, in all material respects, the financial position of Granville United Bank as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Langdon & Company

Garner, North Carolina
January 30, 1996

GRANVILLE UNITED BANK
Balance Sheets
December 31, 1995 and 1994


                         Assets                                                         1995              1994
                                                                                        ----              ----

                Cash and due from banks (Note 2)                                       $  1,890,435   $  1,540,926
                Interest-bearing deposits with banks                                        399,664        892,135
                Federal funds sold                                                          315,000        283,944
                Securities available-for-sale (at market value)                          32,248,510      5,590,079
                Investment securities (held to maturity), market
                  value of $793,000 in 1995 and $12,641,109
                  in 1994 (Note 3)                                                          753,701     13,117,658
                Loans less allowances for credit losses of
                 $282,424 in 1995 and $230,408 in 1994
                 (Notes 4, 5 and 14)                                                     21,800,270     16,076,853
                Properties and equipment, net (Note 6)                                      645,408        326,305
                Accrued income                                                              715,572        446,537
                Other assets (Note 11)                                                      641,642        187,522
                                                                                       ------------   ------------
                                                                                       $ 59,410,202   $ 38,461,959
                                                                                       ============   ============


                          Liabilities and Shareholders' Equity

                Liabilities
                Demand deposits                                                           5,121,324      2,235,395
                Savings and NOW deposits                                                 17,910,258     19,546,709
                Large denomination time deposits                                          7,920,567      3,987,673
                Other time deposits                                                      21,627,713      8,444,195
                                                                                       ------------   ------------
                         Total deposits                                                  52,579,862     34,213,972

                Accrued interest payable                                                    240,506        106,982
                Other liabilities (Note 11)                                                 294,705         46,897
                                                                                       ------------   ------------

                                                                                         53,115,073     34,367,851
                                                                                       ------------   ------------

                Commitments and contingencies (Notes 12 and 15)

                Shareholders' equity (Notes 8, 13 and 15):
                    Common stock, $5 par value; 2,000,000 shares
                      authorized; 430,000 shares issued and outstanding
                      in 1995 and 330,000 shares issued and
                      outstanding in 1994                                                 2,150,000      1,650,000
                    Surplus                                                               2,539,223      1,739,223
                    Retained earnings                                                     1,275,633        806,247
                    Unrealized  appreciation (depreciation) on investment securities
                      available-for-sale, net of income taxes (Note 3)                      330,273       (101,362)
                                                                                       ------------   ------------
                                                                                          6,295,129      4,094,108
                                                                                       ------------   ------------

                                                                                       $ 59,410,202   $ 38,461,959
                                                                                       ============   ============




See Accompanying Notes to Financial Statements

GRANVILLE UNITED BANK
Statements of Income
Years ended December 31, 1995, 1994 and 1993



                                                                       1995             1994         1993
                                                                       ----             ----         ----

                         Interest income:
                            Loans and fees on loans                     $1,910,741   $1,312,433   $1,164,518
                            Investment securities available-for-sale     1,791,767      322,146         --
                            Investment securities (held to maturity)        64,715      785,467         --
                            Investment securities (available-for-sale
                             or held to maturity in 1995 and 1994)            --           --      1,110,093
                            Federal funds sold                              88,033       42,759       44,095
                            Deposits with bank                              58,210       94,064      103,437
                                                                        ----------   ----------   ----------
                                                                         3,913,466    2,556,869    2,422,143
                                                                        ----------   ----------   ----------

                        Interest expense:
                            Interest on deposits                         2,121,887    1,270,851    1,176,405
                            Interest on note payable                          --          1,000        1,901
                                                                        ----------   ----------   ----------
                                                                         2,121,887    1,271,851    1,178,306
                                                                        ----------   ----------   ----------
                            Net interest income                          1,791,579    1,285,018    1,243,837

                        Provision for credit losses (Note 5)               152,500       32,020       78,000
                                                                        ----------   ----------   ----------
                            Net interest income after provision
                             for credit losses                           1,639,079    1,252,998    1,165,837
                                                                        ----------   ----------   ----------

                        Other income:
                            Service charges on deposit accounts            190,538      126,930       89,114
                            Other service charges and fees                  18,865       11,476        8,756
                            Securities gains (Note 3)                      190,611       43,750       25,105
                            Other income                                    41,920       15,621       13,882
                                                                        ----------   ----------   ----------
                                                                           441,934      197,777      136,857
                                                                        ----------   ----------   ----------

                        Other expense:
                            Salaries                                       601,291      408,020      361,257
                            Employee benefits                              113,566       79,162       70,420
                            Occupancy expense                               80,472       52,933       41,658
                            Equipment expense                              100,735      102,169       88,935
                            Other expense                                  503,714      315,460      299,834
                                                                        ----------   ----------   ----------
                                                                         1,399,778      957,744      862,104
                                                                        ----------   ----------   ----------
                                 Income before income taxes                681,235      493,031      440,590

                        Income tax expense (Note 11)                       211,849      151,734       84,605
                                                                        ----------   ----------   ----------
                                 Net income                             $  469,386   $  341,297   $  355,985
                                                                        ==========   ==========   ==========
                        Net income per share                            $     1.12   $     1.03   $     1.08
                                                                        ==========   ==========   ==========




See Accompanying Notes to Financial Statements

GRANVILLE UNITED BANK
Statements of Changes in Shareholders' Equity
Years ended December 31, 1995, 1994 and 1993

                                                                                                     Unrealized
                                                                                                    Appreciation
                                                                                                   (Depreciation)
                                                                                                   on Securities
                                                      Common Stock                                   Available
                                                                                          Retained       for          Total
                                                  Shares      Amount       Surplus        Earnings      Sale          Equity

    Balance, December 31, 1992                   330,000   $ 1,650,000   $ 1,739,223   $   108,965   $      --      $ 3,498,188
         Net income                                 --            --            --         355,985          --          355,985
                                             -----------   -----------   -----------   -----------   -----------    -----------

    Balance, December 31, 1993                   330,000     1,650,000     1,739,223       464,950          --        3,854,173
         Net income                                 --            --            --         341,297          --          341,297

         Unrealized depreciation on
          investment securities available-
          for-sale, net of income tax               --            --            --            --        (101,362)      (101,362)
                                             -----------   -----------   -----------   -----------   -----------    -----------

    Balance, December 31, 1994                   330,000     1,650,000     1,739,223       806,247      (101,362)     4,094,108

         Net income                                 --            --            --         469,386          --          469,386

         Unrealized appreciation on
          investment securities available-
          for-sale, net of income tax               --            --            --            --         431,635        431,635

         Stock issuance ($5 par value)           100,000       500,000       800,000          --            --        1,300,000
                                             -----------   -----------   -----------   -----------   -----------    -----------


    Balance, December 31, 1995                   430,000   $ 2,150,000   $ 2,539,223   $ 1,275,633   $   330,273    $ 6,295,129
                                             ===========   ===========   ===========   ===========   ===========    ===========





See Accompanying Notes to Financial Statements

GRANVILLE UNITED BANK
Statements of Cash Flows
Years ended December 31, 1995, 1994 and 1993


                                                                                   1995           1994             1993
                                                                                   ----           ----             ----

           Cash flows from operating activities:
              Net income                                                    $    469,386    $    341,297    $    355,985
              Adjustments to reconcile net income
               to net cash provided by operations:
              Depreciation                                                        96,864          90,312          77,312
              Provision for credit losses                                        152,500          32,020          78,000
              Deferred income taxes                                              (24,274)          9,934         (72,761)
              Net investment securities gains                                   (190,611)        (43,750)        (25,105)
              Accretion of discount on securities, net of
               amortization of premiums                                           51,259          18,386          26,720
              Changes in assets and liabilities:
                Amortization of goodwill                                          73,311            --              --
                Deferred loan income                                               3,661           3,012           5,211
                Accrued income and other assets                                 (827,387)        (85,401)         27,333
                Accrued interest payable and other liabilities                   214,168        (137,763)         78,917
                                                                            ------------    ------------    ------------
               Net cash provided by operating activities                          18,877         228,047         551,612
                                                                            ------------    ------------    ------------

           Cash flows from investing activities:
              Net decrease in interest-bearing
               deposits in banks                                                 492,471         299,004         197,917
              Net (increase) decrease in federal funds sold                      (31,056)        846,056         255,000
              Sales of investment securities, available-for-sale               4,711,562       4,043,130            --
              Sales of investment securities (available-for-sale in 1993)           --              --         1,808,060
              Maturities of investment securities, available-for-sale            500,000       3,700,000            --
              Maturities of investment securities, held to maturity            1,910,893         425,000            --
              Maturities of investment securities (available-for-sale
               or held to maturity in 1993)                                         --              --         3,350,000
              Purchases of investment securities, available-for-sale          (6,964,662)     (2,474,985)           --
              Purchases of investment securities, held to maturity           (13,658,921)     (7,581,184)           --
              Purchases of investment securities (available-for-sale
               and held to maturity in 1993)                                        --              --        (5,498,018)
              Net increase in loans                                           (5,879,578)     (2,134,589)     (3,059,155)
              Purchases of properties and equipment                             (415,967)        (66,877)        (91,082)
                                                                            ------------    ------------    ------------
               Net cash used in investing activities                         (19,335,258)     (2,944,445)     (3,037,278)
                                                                            ------------    ------------    ------------







                                                    (Continued)

GRANVILLE UNITED BANK
Statements of Cash Flows, Continued
Years ended December 31, 1995, 1994 and 1993



                                                                       1995           1994         1993
                                                                       ----           ----         ----

             Cash flows from financing activities:
               Net increase in demand, savings and NOW deposits     1,249,478     2,620,503      7,876,946
               Net increase (decrease) in time deposits            17,116,412       221,431     (5,104,583)
               Principal repayments on note payable                      --         (10,000)       (10,000)
               Proceeds from stock issuance                         1,300,000          --             --
                                                                  -----------    -----------    ---------
                 Net cash provided by financing activities         19,665,890     2,831,934      2,762,363
                                                                  -----------    -----------    ---------
                 Net increase in cash and cash equivalents            349,509       115,536        276,697
             Cash and cash equivalents, beginning                   1,540,926     1,425,390      1,148,693
                                                                  -----------    -----------    ---------
             Cash and cash equivalents, ending                    $ 1,890,435   $ 1,540,926    $ 1,425,390
                                                                  ===========    ===========    =========

             Supplemental disclosure of cash flow information:
               Interest paid                                      $ 1,988,363   $ 1,285,398    $ 1,232,606
                                                                  ===========    ===========    =========
               Taxes paid                                         $   163,597   $   269,759    $    36,634
                                                                  ===========    ===========    =========
               Unrealized (gain) loss on securities
                available-for-sale                                $  (500,414)  $   153,580    $    --
                                                                   ===========   ===========    =========







See Accompanying Notes to Financial Statements

GRANVILLE UNITED BANK
Notes to Financial Statements


Note 1.  Organization and Summary of Significant Accounting Policies

Organization

Granville United Bank was organized and incorporated under the laws of the State of North Carolina on July 2, 1990. The Bank commenced operations on July 5, 1990.

The accounting and reporting policies of the Bank follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Cash and Cash Equivalents

For the purpose of presentation in the Statements of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due from Banks."

Investment Securities

Effective January 1, 1994, the Bank adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Accordingly, debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts, using methods approximating the interest method. Other securities are classified as available-for-sale and carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized, net of related deferred income taxes, as direct increases or decreases to stockholders' equity. Prior to January 1, 1994 all securities were carried at amortized cost. Gains and losses on the sale of securities are determined by the specific identification method. The Bank does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Loans and Allowance for Credit Losses

Loans are stated at the amount of unpaid principal reduced by unearned discount and an allowance for credit losses and adjusted for net unrecognized origination fees and costs.

The allowance for credit losses is maintained at a level adequate to absorb probable losses. Management determines the adequacy of the allowance based upon reviews of individual credits, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and other pertinent factors. Credits deemed uncollectible are charged to the allowance. Provisions for credit losses and recoveries on loans previously charged off are added to the allowance.

Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Bank is amortizing these amounts over the contractual life. Commitment fees and fees related to standby letters of credit are recognized over the commitment period.

GRANVILLE UNITED BANK
Notes to Financial Statements


Note 1.  Organization and Summary of Significant Accounting Policies, continued

Properties and Equipment

Bank properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the following estimated useful lives:
                                                                   Years
                  Buildings and improvements                        15-31
                  Furniture and equipment                            5-10

Foreclosed Properties

Real estate acquired through foreclosure is valued at lower of recorded investment in the debt or fair market value. The recorded investment is the sum of outstanding principal balance, any interest earned but not received, and any associated property acquisition costs. Any excess of the recorded investment over fair value of property received is charged to the allowance for credit losses. Any subsequent gain or loss is credited or charged to operations.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available-for-sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

Earnings per Share

Net income per share is computed based on the weighted average number of shares outstanding during the period.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

GRANVILLE UNITED BANK
Notes to Financial Statements


Note 1.  Organization and Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

Cash and due from banks: The carrying amounts reported in the balance sheet for cash and due from banks approximate those assets' fair values.

Interest-bearing deposits with banks: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value.

Deposits: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.



Note 2.  Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $1,513,600 and $977,300 for the period including December 31, 1995 and 1994, respectively.

GRANVILLE UNITED BANK
Notes to Financial Statements


Note 3.  Investment Securities

Effective January 1, 1994 the Bank adopted statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows:

         Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as investment securities and reported at amortized cost.

         Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

         Debt and equity securities not classified as either investment securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

In November 1995, the Financial Accounting Standards Board approved a six week break from Financial Accounting Standard 115 which requires financial institutions to classify securities as either held-to-maturity, available-for-sale or trading. As a result, Granville United Bank transferred some securities previously classified as held-to-maturity to available-for-sale. The amortized cost basis of the securities at the time of transfer carried over from the held-to-maturity to the available-for-sale category.

As of December 31, 1995, the Bank classified investments with a cost of $31,748,096 and a market value of $32,248,510 as available-for-sale securities. The balance of the Bank's securities were classified as investment securities. The classification resulted in the following changes to the accounts below:

         Securities available-for-sale               $   500,414
         Deferred income tax liability                  (170,141)
                                                       ----------
         Unrealized holding gains                    $   330,273
                                                       =========

The carrying amounts of investment securities, held to maturity, as shown in the balance sheets of the Bank and their approximate market values at December 31, 1995 and 1994, were as follows:

                     Amortized       Unrealized      Unrealized    Market
1995                   Cost             Gains          Losses       Value
- ----                   ----             -----          ------       -----

Other securities    $  753,701     $      39,299    $    -      $    793,000
                      ========       ===========      ========   ============

GRANVILLE UNITED BANK
Notes to Financial Statements


Note 3.  Investment Securities, continued


                                     Carrying      Unrealized   Unrealized      Market
1994                                  Amount          Gains       Losses         Value
- ----                                  ------          -----       ------         -----

U.S. Treasury Securities          $    2,992,961  $      -    $   (147,258) $  2,845,703
U.S. Government agency securities      8,439,189      8,484       (305,200)    8,142,473
Other securities                       1,685,508      9,139        (41,714)    1,652,933
                                       ---------    -------        -------    ----------
                                  $   13,117,658  $  17,623   $   (494,172) $ 12,641,109
                                    ============   =========   =============  ==========

The carrying amounts of securities available-for-sale, as shown in the balance sheets of the Bank and their approximate market values at December 31, 1995 and 1994, were as follows:

                                      Carrying     Unrealized   Unrealized      Market
1995                                   Amount         Gains       Losses         Value
- ----                                   ------         -----       ------         -----

U.S. Treasury Securities            $15,082,138   $   434,705   $    (19,480) $  15,497,363
U.S. Government agency securities    15,636,030       118,485        (31,603)    15,722,912
Other securities                      1,029,928         1,352         (3,045)     1,028,235
                                    -----------   -----------    -----------    -----------
                                    $31,748,096   $   554,542   $    (54,128) $  32,248,510
                                    ===========   ===========    ===========    ===========


                                      Amortized   Unrealized     Unrealized         Market
1994                                    Cost        Gains          Losses             Value
- ----                                    ----        -----          ------             -----

U.S. Treasury Securities            $ 4,993,814   $      --      $  (133,345)   $ 4,860,469
U.S. Government agency securities       749,845         1,327        (21,562)       729,610
                                    -----------   -----------    -----------    -----------
                                    $ 5,743,659   $     1,327    $  (154,907)   $ 5,590,079
                                    ===========   ===========    ===========    ===========

Securities with carrying amounts of $3,487,728 and $3,567,458 at December 31, 1995 and 1994, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Gross realized gains and losses for the years ended December 31, 1995, 1994 and 1993 (on available-for-sale securities in 1995) are as follows:

                    1995         1994        1993
                    ----         ----        ----

  Realized gains    $194,909   $ 86,880   $ 25,105
  Realized losses      4,298     43,130       --

GRANVILLE UNITED BANK
Notes to Financial Statements


Note 3.  Investment Securities, continued

The maturities of investment securities and their approximate market value at December 31, 1995 were as follows:

                                                    Amortized            Market
                                                      Cost               Value

Due in one year or less                           $   499,398        $  506,400
Due after one year through five years                       -                -
Due after five years                                  254,303           286,600
                                                    ---------          --------
    Total                                         $   753,701        $  793,000
                                                    =========          ========


The maturities of available-for-sale securities and their approximate market value at December 31, 1995 were as follows:
                                              Amortized            Market
                                                 Cost              Value

Due in one year or less                     $    9,291,681   $     9,331,500
Due after one year through five years           21,957,710        22,409,820
Due after five years                               498,705           507,190
                                              ------------     -------------
    Total                                   $   31,748,096   $    32,248,510
                                              ============     =============


Note 4.  Loans

The major components of loans in the balance sheets at December 31, 1995 and 1994 are as follows:

                                    1995            1994
                                    ----            ----
 Commercial                    $    598,174    $    570,585
 Real estate:
  Construction                    1,686,559         521,147
  Residential, 1-4 families       9,374,964       7,856,521
 Farmland                         1,415,304       1,318,622
 Nonfarm, nonresidential          3,702,580       1,912,759
 Installment                      1,260,293         904,687
 Participations sold               (600,000)           --
 Other                            4,644,820       3,222,940
                               ------------    ------------
                                 22,082,694      16,307,261
 Allowance for credit losses        282,424         230,408
                               ------------    ------------
                               $ 21,800,270    $ 16,076,853
                               ============    ============

The Bank had $3,680 of nonaccruing loans at December 31, 1995 and $177,124 at December 31, 1994.

GRANVILLE UNITED BANK
Notes to Financial Statements


Note 5.  Allowance for Credit Losses

Changes in the allowance for credit losses are as follows:

                                           1995           1994         1993
                                           ----           ----         ----
Balance, beginning                     $   230,408   $   190,127   $  114,409
    Provision charged to expense           152,500        32,020       78,000
    Recoveries of amounts charged off        8,183        28,453          806
    Amounts charged off                   (108,667)      (20,192)      (3,088)
                                         ----------    ----------    ---------
Balance, ending                        $   282,424   $   230,408   $  190,127
                                         =========     ==========    ========


Note 6.  Properties and Equipment

Components of properties and equipment and total accumulated depreciation at December 31, 1995 and 1994, are as follows:
                                                  1995           1994
                                                  ----           ----
Land and improvements                     $     142,302     $   102,302
Bank premises                                   312,475          55,693
Furniture and equipment                         500,529         395,738
Leasehold improvements                          111,234         109,624
                                            -----------       ---------
                                              1,066,540         663,357
Less accumulated depreciation                   421,132         337,052
                                            -----------       ---------
                                          $     645,408     $   326,305
                                            ===========       =========

The Bank leases its main facility under a noncancelable operating lease that expires June 30, 1997. The lease can be extended, at the Bank's option, through June 30, 2000. Rent expense related to this lease was $12,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Future minimum rental commitments under the noncancelable lease total $18,000.

Note 7.  Note Payable

Note payable at December 31, 1993, represented a 10% note payable on demand. The note was retired during the year ended December 31, 1994.

GRANVILLE UNITED BANK
Notes to Financial Statements


Note 8.  Fair Value of Financial Instruments

The estimated fair values of the Bank's financial instruments are as follows (dollars in thousands):

                                                          December 31, 1995
                                                       Carrying          Fair
                                                        Amount            Value
Assets
   Cash and due from banks                        $      1,890      $     1,890
   Interest-bearing deposits with banks                    400              421
   Federal funds sold                                      315              315
   Securities, available-for-sale                       32,249           32,249
   Securities, held to maturity                            754              793
   Loans, net of allowance for credit losses            21,800           21,962

Liabilities
   Deposits                                             52,580           52,660


Note 9.  Stock Options

The Bank adopted a non-qualified stock option plan which reserves up to 36,300 shares for purchase by eligible employees. Options granted under this plan are exercisable at the fair market value at the date of grant. The life of such options is ten years. At December 31, 1994, options which expire in 2003 have been granted under this plan for the purchase of 25,320 shares of the Bank's common stock at $12.00 per share. In March of 1995 additional options were granted under this plan for the purchase of 4,050 shares of the Bank's common stock at $13.00 per share. No options granted pursuant to this plan have been exercised.


Note 10.  Employee Benefit Plans

Effective January 1, 1993, the Bank adopted an employee savings and profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees who have completed six months of service. The Bank matches employee contributions of up to six percent of compensation at a rate of 50 percent. The Bank's matching contributions are fully vested immediately. In addition, the Bank may make profit sharing contributions at the discretion of the Board of Directors. Participates become vested in the Bank's profit sharing contributions in 20 percent increments beginning after their first qualifying year. Employee matched savings and profit sharing contributions made by the Bank for the years ended December 31, 1995 and 1994 were approximately $24,000 and $18,000, respectively.

GRANVILLE UNITED BANK
Notes to Financial Statements


Note 11.  Income Taxes

The components of income tax expense are as follows:

                           1995              1994             1993
                           ----              ----             ----

   Current
     Federal          $   187,575         $  141,800       $ 147,377
     State                  -                   -              9,989
   Deferred                24,274              9,934        ( 72,761)
                        ---------           --------         --------
                      $   211,849         $  151,734       $  84,605
                        =========           ========         =======

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense included in the statements of income follows:

                                                1995        1994         1993
                                                ----        ----         ----

 Tax at statutory federal rate              $ 231,620    $ 167,631    $ 149,801

 Effect of operating loss carryforwards          --           --        (66,990)
 Tax exempt interest income                   (20,628)     (12,448)        --
 State income tax, net of federal benefit        --           --          6,593
 Other                                            857       (3,449)      (4,799)
                                            ---------    ---------    ---------
                                            $ 211,849    $ 151,734    $  84,605
                                            =========    =========    =========

The components of net deferred tax assets (all Federal) at December 31, 1995, 1994 and 1993 are as follows:

                               1995        1994      1993
                               ----        ----      ----

 Deferred Tax Assets        $ 97,910   $128,831   $ 90,463
 Deferred Tax Liabilities   (180,950)   (13,786)   (17,702)
                            --------    --------   --------
                            $(83,040)   $115,045   $ 72,761
                            ========    ========   ========

The tax effects of each significant item creating deferred taxes are summarized below:

                                                     1995        1994         1993
                                                     ----        ----         ----

  Net unrealized (appreciation) depreciation on
   securities available-for-sale                  $(170,141)   $  52,218    $    --
  Provision for credit loss                          79,902       60,023       49,136
  Depreciation                                       (4,414)      (8,520)     (13,958)
  Accretion of discount on
   investment securities                             (6,395)      (5,266)      (3,744)
  Pre-opening expenses                                 --         12,574       38,335
  Amortization of goodwill                           12,747         --           --
  Other                                               5,261        4,016        2,992
                                                  ---------    ---------    ---------
                                                  $ (83,040)   $ 115,045    $  72,761
                                                  =========    =========    =========

GRANVILLE UNITED BANK
Notes to Financial Statements


Note 12.  Commitments and Contingencies

Financial Instruments with Off-Balance-Sheet Risk
The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. The Bank's commitments to extend credit at December 31, 1995 and 1994 amounted to $2,569,721 and $2,283,186, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Concentrations of Credit Risk

Substantially, all of the Bank's loans and commitments to extend credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. Investments in state and municipal securities involve government entities within and outside the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Bank's primary focus is toward consumer oriented transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $600,000.

The Bank considers its primary market area for lending and deposit activities to be Granville County. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is reliant upon the economic stability of the area which is dependent upon the agricultural and industrial sectors.

The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally insured limits.

GRANVILLE UNITED BANK
Notes to Financial Statements


Note 13.  Regulatory Restrictions

Dividends

The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits as determined pursuant to North Carolina General Statutes
Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

Capital Requirements

The Bank is required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulations. At December 31, 1995, the Bank was required to have minimum Tier 1 and Tier II capital ratios of 4.00% and 8.00% respectively. The Bank's actual ratios at that date were 24.96% and 26.13%, respectively. The Bank's leverage ratio at December 31, 1995 was 10.04%.


Note 14.  Transactions with Related Parties

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (Related Parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties were approximately $226,765 and $261,800 at December 31, 1995 and 1994, respectively.

Aggregate 1995 and 1994 loan transactions with related parties were as follows:

                                        1995             1994
                                        ----             ----
Balance, beginning                  $  261,800          $458,900
  New loans                            272,155            34,600
  Repayments                          (307,190)         (231,700)
                                      --------         ---------
Balance, ending                     $  226,765       $   261,800
                                      ========         =========


Note 15.  Acquisition

On February 15, 1995, the Bank completed the acquisition of bank branches located in Creedmoor, North Carolina and Butner, North Carolina. In September, 1994, the Bank had entered into an agreement to purchase these branches. Effective with the date of acquisition, February 15, 1995, the Bank consolidated the operations of these branches by transferring all accounts and deposits located in the Butner branch to the Creedmoor branch.

GRANVILLE UNITED BANK
Notes to Financial Statements


Note 15.  Acquisition, continued

Also on February 15, 1995, in order to maintain capital as compared to its assets, the Bank issued an additional 100,000 shares of common stock, at $13 per share pursuant to a common stock offering initiated in November 1994. Proceeds from the sale of subscriptions were held in escrow until February 15, 1995, the date of consummation of the purchase of the branches.

At December 31, 1994, $1,297,400 was held in escrow under the agreement. Upon closing of the purchase agreements, net proceeds received in cash by the Bank amounted to $15,038,683. The Bank paid a deposit premium of approximately $550,000 on total deposits of approximately $17,100,000.

                                     Exhibit B

                              GRANVILLE UNITED BANK
                              109 Hillsboro Street
                          Oxford, North Carolina 27565


                                 PROXY STATEMENT


         This Proxy Statement and the enclosed Proxy and Annual Report are furnished the shareholders of Granville United Bank, 109 Hillsboro Street, Oxford, North Carolina 27565 on behalf of the Board of Directors of Granville United Bank (the "Bank") in connection with the solicitation of proxies for use at the Annual Meeting of Shareholders to be held on May 14, 1996 or any adjournment or adjournments thereof, for the purpose set forth in the Notice of Annual Meeting of Shareholders.

         This proxy statement and the accompanying proxy are being mailed on April 17, 1996.

         THE EXECUTION OF THE ENCLOSED PROXY BY THE SHAREHOLDER IS SOLICITED BY THE BOARD OF DIRECTORS OF THE BANK. The Board of Directors recommends the proposals presented and favors your vote "For" each proposal presented.

         If the enclosed Proxy is properly executed and received by the Bank prior to the time of the Annual Meeting, all shares represented thereby will be voted. If the stockholder directs, in the manner provided in the proxy, how such shares shall be voted on the proposals hereinafter mentioned, they will be voted thereon as so directed. If no directions are given with respect to the matters to be acted upon, the shares represented by the Proxy will be voted FOR the election of Directors designated as Item 1 on the Proxy and FOR the proposal designated as Item 2 on the Proxy. Any shareholder giving the Proxy has the power to revoke it before it is exercised either by giving written notice to Billy N. Quick, Sr., President, Granville United Bank, P. O. Box 528, Oxford, North Carolina 27565, or by attending the Annual Meeting and voting in person.

         Solicitation of Proxies is being made by mail and, if necessary, may be made in person or by telephone by officers and regular employees of the Bank. The expense of making this solicitation will consist largely of preparing and mailing the Proxies, Proxy Statement, and Annual Reports, with all expenses of solicitation to be borne by the Bank.

                     VOTING SECURITIES AND PRINCIPAL HOLDERS


         The record date for shareholders entitled to vote at the Annual Meeting is April 4, 1996 (the "Record Date") and only shareholders of record at the close of business on that date will be entitled to vote at the meeting. As of the record date, 430,000 shares of common stock, par value $5.00 per share of the Bank were issued and outstanding. Each share of common stock is entitled to one vote on all matters presented at the meeting.

         As a group, as of the record date, Directors and Officers of the Bank beneficially owned 95,883 shares of common stock of the Bank or approximately 22.298% of the total shares issued and outstanding. As of the record date, Harold L. Sherman owned individually 30,000 shares. With the exception as noted above, there was no person known to the Bank to be the beneficial owner of more than 5% of the common stock of the company.

         The Bank's Bylaws provide that the holders of a majority of the outstanding shares of the Bank entitled to vote, represented in person or by proxy, shall constitute a quorum at the meeting, and in the absence of a quorum at the opening of any meeting of shareholders, such meeting may be adjourned from time to time by a vote of the majority of the shares voted on the motion to adjourn; and at any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting.


                              ELECTION OF DIRECTORS


         The Bylaws of the Bank provide that the number of Directors of the Bank shall be such number as is determined by the then current Board of Directors which are to be elected by the shareholders, such number to be not less than five (5) nor more than fifteen (15).

         A plurality of the votes cast is required to elect members of the Board of Directors. However, under the North Carolina Corporation law, all shareholders of the Bank have cumulative voting rights in the election of directors if any shareholder or proxyholder announces in open meeting before the voting for directors commences, his intention to vote cumulatively. Otherwise, there shall be no cumulative voting. Under cumulative voting, a shareholder may cast a number of votes equal to the number of directors being elected multiplied by the number of shares held by each shareholder, and such votes may be cast for one nominee or spread among the nominees selected by the shareholder. If any shareholder announces his intention to vote his shares on a cumulative basis as described above, the Proxy Committee may, in its discretion, vote the shares to which such proxy relates on a basis other than equally for each of the nominees named below and for less than all such nominees, and in such event the Proxy Committee shall cast such votes in a manner that would tend to elect the greatest number of nominees (or any substitutes therefor in the case of unavailability) as the number of votes cast by them would permit.

         The names, principal occupations and based upon information provided by each person, the amount and nature of beneficial ownership of the Bank's common stock as of April 4, 1996, of each nominee and each Director continuing in office is indicated below. Each of the Directors has served as a Director of the Bank since its incorporation on July 2, 1990, with the exception of William L. Hopper whose directorate was approved January 20, 1993 and Billy N. Quick, Sr., President and Chief Executive Officer, whose directorate was approved July 19, 1993.

                   LISTED BELOW ARE THE NOMINEES FOR DIRECTORS
                        FOR WHICH ELECTION IS TO BE MADE
                   AND CURRENT DIRECTORS CONTINUING IN OFFICE


                               Amount and Nature
                                 of Beneficial
   Name, Age, and             Ownership of Stock       Percent of
Principal Occupation(1)       Direct   Indirec(2)(3)      Stock(4)

                                    NOMINEES

Nancy W. Darden, 61,
Owner, Darden Real
  Estate Company             2,100       ---              0.488%

Ronnie S. Elliott, 51,
Business Manager,
  Murdoch Center             1,200      1,550             0.640%

William Bobbitt Jenkins,
63, President, NC Farm
  Bureau Federation, Inc.      500        100             0.140%

William L. Hopper, 54,
Partner, Hopper &
  Hicks                      1,100        ---             0.255%

                         DIRECTORS CONTINUING IN OFFICE

                              TERM EXPIRING IN 1997

Joseph K. Bryan, Jr., 63,
President, Joe Bryan &
  Associates, Inc.           2,050     7,453              2.210%


Joseph C. Hamme, 61,
President, High Price-
  Owen Warehouse, Inc.       6,600     4,100              2.488%

Harold L. Sherman, 69,
President, Morton &
  Sherman Implement Co.,
  Inc.                      30,000      ---               6.977%

                              TERM EXPIRING IN 1998

F. Wayne Yancey, 56,
Farmer, Granville County     4,904     2,122              1.634%

Johnsie C. Cunningham, 45,
Director, Granville County
  Extension Service            250      ---                .058%

Billy N. Quick, Sr., 55,
President, Granville
  United Bank               14,199     1,165              3.573%
                           _______    ______             _______



All Directors and Nominees  62,903    16,490             18.463%

Footnotes to preceding pages:

1. With respect to nominees and Directors, this column contains information as to the person's principal occupation for at least the past five years.

2. All data in this column is as of April 4, 1996. Unless otherwise noted, each person has sole voting power and sole investment power with respect to the securities reported.

3. The shares reported as directly owned represent shares of common stock of the Bank over which the Nominee, Director or Officer has sole voting and investment control. Shares indirectly owned include shares of common stock of the Bank owned by the respective nominee, Officer's or Director's spouse, children, or other corporation in which the Nominee, Officer or Director is interested, and shares held by the respective Nominee, Officer or Director in the capacity of trustee or executor, and are shares over which the Nominee, Director or Officer disclaims all beneficial interest and voting control.

4.  Based on the total of 430,000 shares outstanding.

                             DIRECTORS RELATIONSHIPS

         No Director or nominee or executive officer is related to another Director or nominee or executive officer. No Director or nominee is a director in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or subject to the requirements of Section 15 (d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.


         Section 16 (a) of the Securities and Exchange Act of 1934 amended requires reporting of ownership of bank stock by Directors and executive officers with the FDIC Registrations and Disclosure Section. All reporting requirements are current.


                      COMMITTEES OF THE BOARD OF DIRECTORS

         The Board of Directors has established an Executive Committee, Loan Committee, an Audit & Examining Committee, Personnel, Salary & Benefits Committee, a CRA Committee, an Asset/Liability Management and Investment
Committee and an Officer Loan Committee. The committees with appointed membership are listed below:

Executive Committee:              Loan Committee:

Harold L. Sherman                 Joseph K. Bryan, Jr., Chairman
Joseph C. Hamme                   Joseph C. Hamme, Vice Chairman
Johnsie C. Cunningham             Harold L. Sherman
Nancy W. Darden                   Ronnie S. Elliott
William Bobbitt Jenkins           F. Wayne Yancey
F. Wayne Yancey                   William L. Hopper
Joseph K. Bryan, Jr.              Billy N. Quick, Sr.
William L. Hopper                 Lionel B. Burnette, Ex-Officio
Ronnie S. Elliott                 Harriett D. Watkins, Ex-Officio
Billy N. Quick, Sr.

Audit & Examining Committee:        Personnel, Salary & Benefits
                                             Committee:

Nancy W. Darden, Chairman                   Harold L. Sherman, Chairman
Joseph K. Bryan, Jr., Vice Ch.              Billy N. Quick, Sr., Vice Chrmn.
Ronnie S. Elliott                           William Bobbitt Jenkins
Johnsie C.  Cunningham                      William L. Hopper
William Bobbitt Jenkins                     Nancy W. Darden

CRA  Committee:                   Asset/Liability Management &
                                  Investment Committee:
Lionel B. Burnette, Chairman
Johnsie C. Cunningham             Ronnie S. Elliott, Chairman
Harriett D. Watkins               William L. Hopper, Vice Chrmn.
Billy N. Quick, Sr.               Joseph K. Bryan, Jr.
Joseph C. Hamme                   Harold L. Sherman
                                  F. Wayne Yancey
Officer Loan Committee:           Joseph C. Hamme
                                  Billy N. Quick, Sr.
Billy N. Quick, Sr., Chrmn.       Lionel B. Burnette, Ex-Officio
Lionel B. Burnette                Harriett D. Watkins, Ex-Officio
Harriett D. Watkins


                               ATTENDANCE AND FEES

         The Board of Directors of the Bank held twelve regular meetings with no called meetings in 1995. During 1995, all of the nominees attended at least seventy-five percent (75%) of the aggregate of the meetings of the Board of Directors of the Bank and all committees on which they served (during the period they were directors and members of such committees).

         Directors who are not officers of the bank were paid $75.00 for attendance at each regular and special called meeting of the Board in 1995. Directors who are not officers of the Bank were also paid $20.00 for attendance at each committee meeting held during January, 1995 through December, 1995.


                             EXECUTIVE COMPENSATION

         The table below indicates the cash compensation paid by Granville United Bank as well as other compensation paid or accrued to the President and Chief Executive Officer for services rendered in all capacities during fiscal years 1995, 1994, and 1993, respectively. No other executive officers had salary and bonus in excess of $100,000 for 1995.


                                                 Long Term Compensation
             Annual Compensation                           Awards

                                                      Restricted  Securities
                                         Other Annual   Stock    Underlying   All Other
Name & Principal        Salary   Bonus  Compensation  Award(s) Options/SARs Compensation
   Position       Year     $       $       ($)          ($)         (#)         ($)

Billy N.Quick,Sr. 1995  85,500    -0-        -0-        -0-        -0-           -0-
 President &      1994  75,200    -0-        -0-        -0-        -0-           -0-
 Chief Executive  1993  62,800    -0-        -0-        -0-        -0-           -0-
 Officer

         The following table sets forth information with regard to exercises of stock options during the fiscal year ended December 31, 1995, by the President and Chief Executive Officer and the 1995 fiscal year-end value of all unexercised options held by him.

                   AGGREGATED OPTION EXERCISES IN FISCAL 1995
                        AND FISCAL YEAR-END OPTION VALUES


                                                                                 Value of Unexercised
                                                         Number of Unexercised  In-the-Money Options at
                                                          Options at FY-End (#)      FY-End ($) (1)

                      Shares Acquired     Value
       Name           on Exercise (#)  Realized ($)  Exercisable  Unexercisable Exercisable Unexercisable
- -------------------   ---------------  ------------  -----------  ------------- ----------- -------------

Billy N. Quick, Sr.        -0-             -0-          8,712         5,808      $26,136      $17,424


(1) Fair market value of Granville United Bank Stock at December 31, 1995 was $15.00.

                              CERTAIN TRANSACTIONS

         The Bank has had, and expects to have in the future, banking transactions including loans in the ordinary course of business with directors, executive officers, and their associates, on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons which transactions do not involve more than the normal risk of collectibility nor present other unfavorable features. As of December 31, 1995, aggregate loans to Directors including those made to related business interest and their associates, totaled $222,000. All such loans were made in the ordinary course of the Bank's business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and, in the opinion of management, do not involve any undue credit risks to the Bank. All loans to Directors or their interests are submitted to the Board of Directors for approval prior to the granting of the loan.


            RATIFICATION OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

         The Board of Directors selected Langdon & Company as the Bank's independent certified public accountants for the year ending December 31, 1996. Representatives of the firm of Langdon & Company will be present at the 1996 Annual Shareholders' Meeting.

         The Board of Directors has determined that, although not required, it would be desirable to request the shareholders to express concurrence in the
Board's selection of the firm of Langdon & Company independent public accountants to audit the books and accounts of the Bank for the calendar year which ends December 31,

1996. Consequently, a proposal requesting the shareholders to ratify the selection of Langdon & Company as independent accountants for the year 1996 was placed on the proxy solicited by the Board of Directors. This proposal is designated as Item 2 on the enclosed proxy.

         The Board of Directors favors a vote FOR Item 2 to ratify the selection of Langdon & Company as independent accountants for the year 1996. Proxies solicited by the Board of Directors will be so voted unless shareholders specify in their proxies a contrary choice.

                          DATE FOR RECEIPT OF PROPOSALS

         In order for shareholder proposals to be included in the proxy materials for the 1997 Annual Meeting, any such proposals must be received by the President of the Bank at the Bank's principal office located at 109 Hillsboro Street, Oxford, North Carolina 27565 no later than February 15, 1997.

                                  OTHER MATTERS

         At the date of this Proxy Statement, the Board of Directors knows of no other matters, other than the matters described herein that will be presented for consideration at the 1996 Annual Shareholders' Meeting. However, if any such other matters should properly become before the meeting, it is intended that the shares represented by the Proxies signed and returned by shareholders will be voted thereon in accordance with the best judgment of the person voting such shares.

                              By Order of the Board of Directors

                                 /s/ Billy N. Quick, Sr.

                              Billy N. Quick, Sr.
                              President and Chief Executive Officer